Exhibit 21

SUBSIDIARIES OF CASEY’S GENERAL STORES, INC.

1.	Casey’s Marketing Company, an Iowa corporation

2.	Casey’s Services Company, an Iowa corporation

3.	Casey’s Retail Company, an Iowa Corporation

4.	First Heartland Captive Insurance Company Inc., an Arizona Corporation

All such subsidiaries are wholly owned by Casey’s General Stores, Inc. and do business under the above names. Stores operated by Casey’s Marketing Company and Casey’s Retail Company do business under the name “Casey’s General Stores.”